Filed Pursuant to Rule 424(b)(3)

Registration No. 333-220997

STARWOOD REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 9 DATED SEPTEMBER 16, 2019

TO THE PROSPECTUS DATED APRIL 16, 2019

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Starwood Real Estate Income Trust, Inc., dated April 16, 2019 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Starwood Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of October 1, 2019;

•	to disclose the calculation of our August 31, 2019 net asset value (“NAV”) per share for each class of our common stock;

•	to provide an update on status of our current public offering (the “Offering”); and

•	to disclose the appointment of Ethan Bing to the Investment Committee of our Advisor.

October 1, 2019 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of October 1, 2019 (and repurchases as of September 30, 2019) is as follows:

Transaction Price (per share)
Class S	$21.00
Class T	$20.84
Class D	$20.90
Class I	$20.98

The October 1, 2019 transaction price for each of our share classes is equal to such class’s NAV per share as of August 31, 2019. A detailed presentation of the NAV per share is set forth below. No transactions or events have occurred since August 31, 2019 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

August 31, 2019 NAV Per Share

NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.starwoodNAV.reit. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV.

SREIT-SUP9-0919

The following table provides a breakdown of the major components of our NAV as of August 31, 2019 ($ and shares in thousands):

Components of NAV	August 31, 2019
Investments in real properties	$778,609
Investments in real estate related securities	222,603
Cash and cash equivalents	97,993
Restricted cash	119,792
Other assets	11,057
Debt obligations	(567,401)
Subscriptions received in advance	(103,051)
Other liabilities	(25,484)
Performance participation accrual	(4,135)
Management fee payable	(555)
Accrued stockholder servicing fees (1)	(264)
Minority interest	(3,282)
Net asset value	$525,882
Number of outstanding shares	25,058

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of August 31, 2019, we have accrued under GAAP $27.8 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share by share class as of August 31, 2019:

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Total
Net asset value	$344,501,965	$17,982,500	$20,303,440	$143,094,018	$525,881,923
Number of outstanding shares	16,403,971	862,745	971,672	6,819,373	25,057,761
NAV per share as of July 31, 2019	$21.00	$20.84	$20.90	$20.98

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the August 31, 2019 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	7.3%	5.8%
Hotel	9.0%	8.0%
Office	8.0%	7.5%

These assumptions are determined by the Advisor, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Hotel Investment Values	Office Investment Values
Discount Rate	0.25% decrease	+1.9%	+1.7%	+2.0%
(weighted average)	0.25% increase	(1.9)%	(1.6)%	(1.8)%
Exit Capitalization Rate	0.25% decrease	+2.7%	+1.5%	+1.4%
(weighted average)	0.25% increase	(2.5)%	(1.4)%	(1.4)%

The following table provides a breakdown of the major components of our NAV as of July 31, 2019 ($ and shares in thousands):

Components of NAV	July 31, 2019
Investments in real properties	$776,388
Investments in real estate related securities	175,720
Cash and cash equivalents	62,389
Restricted cash	81,997
Other assets	6,730
Debt obligations	(550,390)
Subscriptions received in advance	(64,983)
Other liabilities	(22,906)
Performance participation accrual	(3,532)
Management fee payable	(483)
Accrued stockholder servicing fees (1)	(235)
Minority interest	(3,404)
Net asset value	$457,291
Number of outstanding shares	21,864

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of July 31, 2019, we have accrued under GAAP $24.4 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share by share class as of July 31, 2019:

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Total
Net asset value	$301,940,194	$16,014,094	$16,901,008	$122,435,531	$457,290,827
Number of outstanding shares	14,425,478	770,893	811,833	5,855,321	21,863,525
NAV per share as of June 30, 2019	$20.93	$20.77	$20.82	$20.91

Status of our Current Public Offering

As of the date hereof, we had issued and sold 30,041,109 shares of our common stock (consisting of 19,066,461 Class S shares, 1,027,812 Class T shares, 1,171,885 Class D shares and 8,774,951 Class I shares) in the offering. We intend to continue selling shares in the Offering on a monthly basis.

Appointments to the Investment Committee of our Advisor

The disclosure appearing under the heading “The Advisor and Starwood Capital” beginning on page 124 of our prospectus is supplemented with the following:

The Advisor has appointed Ethan Bing as a member of its Investment Committee.

Mr. Bing is a Managing Director in the Acquisitions Group at Starwood Capital Group. In this role, Mr. Bing focuses on investments in the United States across multiple sectors, including multifamily, office, retail and student housing. He has been responsible for direct real estate asset investments, corporate acquisitions and purchases of distressed loan pools. Prior to joining Starwood Capital in 2010, Mr. Bing was a Vice President at Embarcadero Capital Partners and an Associate in the real estate group at Stanford Management Company. Mr. Bing received a B.A. in economics from Princeton University and an MBA from the Stanford University Graduate School of Business. He is a member of the Stanford Alumni Real Estate Council.

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